BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

May 7, 2010	OUR FILE NUMBER 0642360-0004

VIA EDGAR	WRITER’S DIRECT DIAL (650) 473-2613 WRITER’S E-MAIL ADDRESS psieben@omm. com
Barbara C. Jacobs, E sq.
Mark P. Shuman, Esq.
Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Overland Storage, Inc.

Registration Statement on Form S-3

Filed on March 24, 2010

File No. 333-165661

Ladies and Gentlemen:

On behalf of Overland Storage, Inc. (the “Company”), attached please find additional information from the Company provided in response to a question raised by you in your comment letter dated April 15, 2010. If you have any questions or wish to discuss this matter, please do not hesitate to contact me by telephone at (650) 473-2613 or by email at psieben@omm.com.

Sincerely,

/s/ Paul L. Sieben
Paul L. Sieben of
O’MELVENY & MYERS LLP

cc:	Mr. Eric L. Kelly

Mr. Kurt L. Kalbfleisch

(Overland Storage, Inc.)

Warren T. Lazarow, Esq.

Todd A. Hamblet, Esq.

(O’Melveny & Myers LLP)

SEC CLARIFIES RULE 415,

ATTORNEYS SAY

Focus Narrowed to Toxic PIPEs

The staff of the Securities and Exchange Commission has recently clarified its interpretation of Rule 415 of the Securities Act and of factors under the rule that dictate how many shares in a PIPE may be registered for resale by investors. The new direction from the SEC may encourage market players to structure more PIPEs without so-called toxic features, attorneys say.

Toxic PIPEs include convertible securities with market re-set provisions, which negate much of an investor’s market risk. This means that an investor who buys $10 million of convertible notes, for example, could convert his notes at the lower of either the price of the offering, say $10 a share, or at the market price at the time of conversion, which might be $1 or even less.

The result is that when the investor converts its notes after the issuer’s stock price has dropped to, say $1, the investor would be entitled to 10 times as many shares as it was at the time of the offering.

Rule 415 governs the number of shares that can be registered for resale on a continuous or delayed basis. In 2006, the SEC issued an interpretation of Rule 415 to curtail abusive practices in the PIPE market. The interpretation ultimately limited registration to a third of a company’s pre-transaction public float (outstanding shares held by non-affiliates.)

The staff has frequently imposed this limitation on non-toxic PIPEs as well as toxic PIPEs, even though the staff’s primary concern was convertible securities with variable conversion or exercise prices.

But in recent discussions involving PIPEs, the staff has indicated that it now considers the most important factor in the application or Rule 415 to be the toxic or non-toxic nature of convertible securities sold in a PIPE, said William Hicks, an attorney with the law firm of Edwards Angell Palmer & Dodge in Boston and Jack Hogoboom, an attorney with Lowenstein Sandler in Roseland. N.J.

“By investing in convertible securities with a fixed conversion or exercise price, investors are taking real market risk, and the staff typically will not limit the number of shares that may be registered for resale in such cases,” Hicks said.

“As a result, companies that can only sell one-third of their public float in a registered direct may in some cases decide that a larger, non-toxic PIPE is an appealing alternative,” he said, “And certain types of investors may be interested since re-sale registration won’t generally be limited to one-third of the issuer’s public float.”

The staff indicated that it will also continue to apply the other factors it has historically used in its Rule 415 analysis, particularly where convertible securities with variable conversion or exercise prices are involved.

For example, long-term investors such as venture capitalists would be viewed more favorably than those that typically flip their investments. Convertible debt with variable conversion prices would be more favorably viewed if the issuer might realistically be expected to pay off the debt than if conversion appears at the time of issuance to be inevitable.

Toxic PIPEs were common from the late 1990s to 2006. The SEC staff’s application of Rule 415 is said to have had a lot to do with dissuading abusive terms in PIPE transactions.

“PIPEs generally have slowed down, but a more liberal approach to non-toxic PIPEs could speed them up again,” Hicks said. “It will encourage good deals.”—DL

THE PIPEs REPORT © 2010 DEALFLOW MEDIA	APRIL 6, 2010